UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Coastal Pacific Mining Corp.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

19049P 107

(CUSIP Number)

Larry Taylor

Coastal Pacific Mining Corp.

927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3

(403) 475-3400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

19049P 107

1.

Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

        961266 Alberta Inc.

2.    Check the Appropriate Box if a Member of a Group

(a)

(b)

X

3.

SEC Use Only

4.

Source of Funds (See Instructions)

WC

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.

Citizenship or Place of Organization

Alberta

Number of

7.  Sole Voting Power

              6,000,000 shares of common stock

Shares Bene-

ficially

8.  Shared Voting Power

0

Owned by Each

Reporting

9.  Sole Dispositive Power

6,000,000 shares of common stock

Person With

10.

Shared Dispositive Power

0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,000,000 shares of common

stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)

33.5%

14.   Type of Reporting Person (See Instructions)

CO

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value, of Coastal Pacific Mining Corp. (the “Issuer”).  Its principal executive offices are located at 927 Drury Avenue N.E., Calgary, Alberta, Canada, T2E 0M3.

Item 2.

Identity and Background

(a)  This Schedule 13D is being filed by 961266 Alberta Inc.

(b)  The business address of 961266 Alberta Inc. is 10148 – 12 Avenue SW, Calgary, Alberta, Canada, T2R 0J6.

(c)  The principal business of 961266 Alberta Inc. is an investment holding company.

(d)  During the last five (5) years, 961266 Alberta Inc., nor any of its officers or directors, has been convicted in any criminal proceeding.

(e)  During the last five (5) years, 961266 Alberta Inc., nor any of its officers or directors, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) 961266 Alberta Inc. is a company incorporated in the Province of Alberta, Canada.

Item 3.

Source and Amount of Funds or Other Consideration

On May 30th, 2007, 961266 Alberta Inc. paid to the Issuer the amount of $6,000.00 by way of a reduction of its outstanding loan with the Issuer to subscribe for the shares.

No borrowed funds were used to purchase these shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.

Purpose of Transaction

961266 Alberta Inc. purchased the shares based on his belief of an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to 961266 Alberta Inc., and the availability of shares at prices that would make the purchase of additional shares desirable, 961266 Alberta Inc. may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which 961266 Alberta Inc. may have in regard to:

(a)

The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;

(b)

A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amont of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any other actions similar to those above.

961266 Alberta Inc. has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

Item 5.

Interest in Securities of the Issuer

(a)

961266 Alberta Inc. holds a total of 6,000,000 shares of common stock of the Issuer directly in his name which represents 33.5% of a total of 17,900,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)

961266 Alberta Inc. has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, 961266 Alberta Inc. had not purchased any shares of the Issuer.

(d)

961266 Alberta Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  961266 Alberta Inc. will have the right to receive the dividends.  No one other than 961266 Alberta Inc. has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in his name referred to above in paragraph (a) of this Item 5.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008

Date

/s/ Vern Gerlitz - President

Signature

961266 Alberta Inc.

Name/Title